Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 22, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
19/12/2022	8,300	205.8585	1,708,625.55	6,500	216.7764	1,409,046.60	1,329,540.10	14,800	205.2815	3,038,165.65
20/12/2022	8,480	201.8200	1,711,433.60	—	—	—	—	8,480	201.8200	1,711,433.60
21/12/2022	8,450	202.1112	1,707,839.64	8,808	214.4016	1,888,449.29	1,775,525.85	17,258	201.8406	3,483,365.49
Total	25,230	203.2461	5,127,898.79	15,308	215.4100	3,297,495.89	3,105,065.95	40,538	203.0925	8,232,964.74

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till December 21, 2022, the total invested consideration has been:
•Euro 21,404,747.86 for No. 102,323 common shares purchased on the EXM
•USD 8,757,853.08 (Euro 8,271,632.62*) for No. 40,049 common shares purchased on the NYSE.

As of December 21, 2022, the Company held in treasury No. 11,970,001 common shares equal to 4.65% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since July 1, 2022 until December 21, 2022, the Company has purchased a total of 916,109 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 180,402,060.19.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2